FIRST COMMERCE CORP

First Commerce Corporation

Contents

This Annual Report to stockholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of First Commerce Corporation that are subject to various factors which could cause actual results to differ materially from those estimates. Factors that could influence the estimates include changes in the national, regional, and local market conditions, legislative and regulatory conditions, and an adverse interest rate environment.

A copy of Form 10-KSB, including the financial statements for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, will be furnished without charge to the Corporation's stockholders upon written request to First Commerce Corporation, 301 South McDowell Street, Suite 100, Charlotte, North Carolina 28204, Attn: David E. Keul.

Dear Fellow Shareholder

We are pleased to announce that First Commerce Corporation enjoyed record earnings in 2001. These earnings were achieved despite eleven cuts in the prime rate, a challenging economy, and a dramatic increase in our income tax expense. The Corporation earned $707,000 ($.69 per diluted share) for 2001. This is a 10% increase over year 2000 earnings. We achieved these results by significantly increasing non-interest income, aggressively managing the bond portfolio, collecting fees owed for services rendered, and doggedly controlling non-interest expenses.

Our balance sheet grew as well. Loans grew by 20%, and total assets grew by 22% when compared to year-end 2000. While deposits grew at a lesser rate, this was the result of management's decision to substitute borrowings and non-deposit funds for higher cost Certificate of Deposits. In doing so, we have reduced our cost of funds and balanced our liability maturities to assure more consistent liquidity.

We had no non-earning loans or significant loan losses in 2001. We are able to maintain this quality portfolio because our loan officers have a close working relationship with our clients. They help clients evaluate their business plans, anticipate challenges, and develop revised plans to meet these challenges. To enhance this effort, we added some new employees: Ethel Milliken, manager of loan operations, and Mike Prickett and Stuart Hester, commercial lenders. David Lawing also joined our Bank to handle loan compliance and review.

Our Board and employees spent many hours last year refining our strategic plan. We developed additional products and programs to serve our clients and provide a level of service that is beyond their expectations. Adding these new products and programs is helping us to achieve our mission of "enabling our clients to achieve success".

One of these services is check imaging. Our Internet website now provides copies of each client's checks. By visiting www.firstcommercebank.com, a client can not only view his statement; but also inspect front and back copies of each check he has written. We will also provide copies in customers' monthly bank statements.

Other services added in 2001 include daily cash management, stock brokerage, life insurance and trust management.

For you, our shareholders, we are providing additional investor information on our website. We have analysts' reports from Equity Research Services and Anderson & Strudwick, Inc. on our website. We also have available stock price information, quarterly reports, and press releases. If you have not visited our website recently, please do so and select the investor relations page.

In 2000 we recognized the need for additional capital to fund future growth and assure strong capitalization for the Bank. We evaluated several capital sources, including a secondary stock offering, and decided the most effective way to raise capital was through the issuance of trust preferred securities. Last Spring, we formed a holding company and, subsequently, issued $5 million in trust preferred securities. These securities are basically debentures that are calculated into our Tier I capital ratio. Issuing these securities allowed us to improve the capital strength of the Bank, without diluting your shareholder position.

In news from the Board, Keith Brunnemer, our founding Chairman, stepped down from the Board of Directors shortly after the 2001 annual meeting. Jim Preston, previously Vice Chairman, was elected Chairman. He is joined on the Executive Committee by David Sidbury, Earl Leake, and Harriet Kaplan. We know this group will continue to provide strong leadership and guidance for our company.

2001 was a challenging and successful year. We thank you for your ongoing support and look forward to continued growth and success in 2002.

Sincerely,

James Y. Preston

James Y. Preston
Chairman

Wesley W. Sturges

Wesley W. Sturges
President & Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data as of, and for the years ended, December 31, 2001, 2000, and 1999.

	2001	2000	1999
		(Dollars in Thousands, Except Per Share Data)	
BALANCE SHEET			
Assets	$ 136,044	111,322	$ 93,894
Deposits	110,728	100,171	85,919
Loans	93,869	78,009	66,383
Allowance for loan losses	1,263	1,052	945
Securities available for sale	30,614	26,062	18,930
Earning assets	127,683	105,312	89,604
Other borrowings	15,000	2,000	-
Stockholders' equity	9,555	8,718	7,647
STATEMENT OF OPERATIONS			
Net interest income	$ 4,103	$ 3,976	$ 3,353
Provision for loan losses	211	181	187
Other income	601	262	216
Other expense	3,459	3,417	2,662
Net income	707	640	720
PER SHARE DATA[1]			
Net income, Basic	$ 0.70	$ 0.63	$ 0.71
Net income, Diluted	0.69	0.63	0.70
Book value	9.42	8.59	7.53

[1] *Per share data above reflects a 10% stock dividend in 2001 Business of the Corporation*

Business of the Corporation

General

First Commerce Bank was incorporated on June 7, 1996, as a North Carolina-chartered commercial bank, and opened for business on July 31, 1996. On May 24, 2001, the Bank became the wholly- owned subsidiary of First Commerce Corporation as each outstanding share of the Bank's common stock was exchanged for one share of the common stock of First Commerce Corporation. The Bank operates for the primary purpose of serving the banking needs of small to medium-sized businesses in its market area. It offers a wide range of banking services, including checking and savings accounts; commercial, installment and personal loans; safe deposit boxes; and other associated services. Specifically, the Bank makes business loans secured by real estate, personal property and accounts receivable; unsecured business loans; consumer loans, which are secured by consumer products, such as automobiles; unsecured consumer loans; commercial real estate loans; and other loans. The Bank's primary sources of revenue are interest income from its lending activities, primarily consisting of making business loans for small to medium-sized businesses, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposits and general and administrative expenses such as salaries, employee benefits, advertising, and office occupancy.

Primary Market Area

Currently, the Bank's market area is Mecklenburg County, North Carolina. The majority of Mecklenburg County, North Carolina, is composed of the City of Charlotte. Charlotte and the surrounding metropolitan area have a broad and rapidly growing economic base, which includes the headquarters for several major financial services institutions. Charlotte is the center of a diverse, growing regional economy. It ranks as the 26th largest city in the United States.

The following discussion is a summary of the financial condition and operating results of First Commerce Corporation, the parent holding company for First Commerce Bank. The analysis is intended to provide management's overview of the Corporation's overall operations for the periods indicated.

Financial Condition

December 31, 2001 compared to December 31, 2000

The Corporation's total assets increased $24.7 million, or 22.2%, from $111.3 million at December 31, 2000, to $136.0 million at December 31, 2001. The increase was due primarily to increases in loans and securities available for sale. These increases were primarily funded by increases in deposits and other borrowings.

Cash and cash equivalents increased $1.5 million, or 28.9%, to $6.7 million at December 31, 2001. This increase was attributable to an increase in federal funds sold from $1.0 million at December 31, 2000, to $2.4 million at December 31, 2001.

Securities available for sale increased $4.6 million, or 17.5%, to $30.6 million at December 31, 2001, from $26.1 million at December 31, 2000. Total securities held at December 31, 2001 and 2000 consisted of Government agency, Municipal Obligation, Mortgage-backed and Trust Preferred securities. During 2001, approximately $39.4 million of securities were purchased, $19.9 million were called, paid-down or matured and $15.4 million were sold. Most of the securities sold were part of a bond swap. The bond swap was a method to sell callable agency securities with a high probability of being called and replacing them with slightly higher yielding mortgage-backed securities or similar securities with more earnings potential when the gain is aggregated with the future cash flows. The resulting gains from the sale of securities totaled $123,000. Management does not engage in the practice of trading securities; rather, the Bank's investment portfolio consists entirely of securities designated as available for sale.

Loans increased $15.9 million, or 20.3%, to $93.9 million at December 31, 2001, from $78.0 million at December 31, 2000. The Bank's borrowing customers are primarily small and medium size businesses located in the Metro region of Charlotte. However, the Bank does offer a competitive line of consumer loan products and is seeking to offer these products to a broad range of potential customers in its market area. The loan portfolio's composition included a variety of commercial, real estate, consumer, and installment loans. At December 31, 2001, commercial loans made up 32.7%, real estate secured loans made up 61.4%, and installment loans made up 5.9% of the loan portfolio. Management anticipates that loans will continue to increase as long as interest rates do not rise significantly and the economy does not experience a marked downturn.

Other assets increased $2.4 million, or 140.6%, to $4.2 million at December 31, 2001, from $1.7 million at December 31, 2000. This increase was primarily attributable to an investment into a Bank Owned Life Insurance Policy (BOLI) at the end of 2001 in the amount of $2.5 million. Additionally, at the end of 2000, the balance included an Other Real Estate Owned (OREO), at a net realizable value of $532,000, due to the foreclosure of a mortgage held as collateral for a loan. The sale of this property occurred in the first quarter of 2001.

Deposits increased $10.6 million, or 10.5%, to $110.7 million at December 31, 2001, from $100.2 million at December 31, 2000 with increases primarily to non-interest bearing accounts. Prior to 2001, the Bank paid premium rates for deposits, when compared with local area competition. During 2001, competitive products have been designed to attract deposits in checking, savings and money market accounts, as well as certificates of deposit. Furthermore, certificate of deposit rates have been priced competitively. During the third quarter of 2001, the Bank acquired $5.0 million in brokered CDs with a competitive interest rate for a term of six months

At December 31, 2001, there was no concentration of deposits from one individual or entity; however, the Bank had 24.0% of its total deposits in the $100,000 and over certificate of deposit category. This level of activity in the $100,000 and over certificates of deposits was due, in some cases, to individuals allocating their deposits among several financial institutions in order for each of their various accounts to approximate the $100,000 deposit insurance limitation of the Federal Deposit Insurance Corporation and the aforementioned $5.0 million brokered-CD. While the Bank anticipates that deposits will continue to increase, the timing and magnitude of deposit growth remains difficult to predict and is affected by the local economy, interest rates paid on competing investments and the confidence of customers in the financial services industry.

Other borrowings increased $13.0 million during the year, to $15.0 million at December 31, 2001, from $2.0 million at December 31, 2000. The components of this increase consisted of $8.0 million in advances from the Federal Home Loan Bank of Atlanta (FHLB) for a total outstanding of $10.0 million and the issuance of pooled trust preferred securities of $5.0 million. The proceeds from other borrowings were used to fund loan growth and satisfy the general funding needs of the Bank.

Stockholders' equity amounted to $9.6 million, or 7.0% of total assets at December 31, 2001, compared to $8.7 million, or 7.8% of total assets at December 31, 2000. This increase in stockholders' equity and the related increase in book value per share, were positively impacted by the increase in the market value of securities available for sale. The decrease in stockholders' equity as a percent of total assets was primarily attributable to the rapid growth in balance sheet items discussed above.

Liquidity

In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to satisfy general funding needs, the Bank must maintain an adequate level of liquidity. Both assets and liabilities provide sources of liquidity. Asset liquidity comes from the Bank's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the Bank's ability to attract deposits and borrow funds. The primary source of liability liquidity is the Bank's customer base that provides core deposit growth. In addition to the foregoing, the Bank could obtain short- term liquidity through its existing lines of credit with the Bankers Bank of Atlanta, Georgia, and the FHLB. The overall liquidity position of the Bank is closely monitored and evaluated regularly. Management believes the Bank's liquidity sources at December 31, 2001, were adequate to meet its operating needs.

Results of Operations

For the Year Ended December 31, 2001

The result of operations for the year ended December 31, 2001, was net income of $707,000, or $0.69 per diluted share, compared with net income of $640,000, or $0.63 per diluted share, for the year ended December 31, 2000. For the year ended December 31, 2001, interest income was $8.3 million, an increase of $0.3 million, or 3.2%, over the fiscal 2000 amount. This increase was primarily attributable to increased volume in the loan portfolio that was partially offset by reductions in the prime rate of interest from 9.50% to 4.75% during the year. Interest expense was $4.2 million for the year ended December 31, 2001, an increase of $0.1 million, or 3.1%, over the fiscal 2000 amount. This increase was primarily attributable to the increased volume in interest-bearing deposits and FHLB advances that was partially offset by re-pricing the certificates of deposits throughout the year. Net interest income for the year ended December 31, 2001, was $4.1 million. For the year ended December 31, 2001, the yield on average interest-earning assets was 7.30% while the rate on average interest-bearing liabilities was 3.84%, resulting in a net yield on interest-earning assets of 3.62%. Future improvement in this net yield will depend on various factors, including the Bank's ability to continue to successfully market higher-yielding loan products and to obtain growth in low-cost deposit accounts.

The provision for loan losses was $211,000 for the year ended December 31, 2001, an increase of $30,000, or 16.6%, from the fiscal 2000 amount. This allowance was set aside to cover losses inherent in the Bank's loan portfolio. There were no non-performing loans on the Bank's books at December 31, 2001. The allowance for loan losses was 1.35% of total loans outstanding as of December 31, 2001. Management reviews the adequacy of the allowance for loan losses regularly in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance for loan losses is based on known and inherent risks in the portfolio, adverse situations that may affect borrowers' ability to repay, the estimated value of underlying collateral, the composition of the overall loan portfolio, current economic conditions and other relevant factors.

Analysis of Allowance for Loan Losses
(Dollars in Thousands)

	December 31, 2001	December 31, 2000
Beginning balance	$ 1,052	$ 945
Charge-offs:		
Residential, 1-4 families	-	61
Installment	-	13
Total Charge-offs	-	74
Provision for loan losses	211	181
Ending Balance	$ 1,263	$ 1,052
Ratio of net charge offs during period of average loans outstanding during the period	-	0.09%

Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although management maintains the allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, management's determination as to the amount of allowance for loan losses is subject to review by various regulatory agencies as part of their examination processes, which may result in the establishment of additional allowances based upon their judgments of the information available to them at the time of their examination.

Other income totaled $601,000 for the year ended December 31, 2001, an increase of $339,000 over the 2000 amount. Other income included service fees on deposit accounts, various loan fees, safe deposit box rentals, gain on sale of securities and various other items. The increase is primarily due to enhanced efforts to collect service charge fees and higher levels of brokered-mortgage loans resulting from lower rates during the first nine months of 2001. Also included in other income is gain on sale of securities of $123,000. As the Bank continues to add accounts and fee income services, other income is expected to increase and become a more significant part of the Bank's total income.

Other expenses totaled $3.5 million for the year ended December 31, 2001, an increase of $42,000, or 1.2%, over the 2000 amount. This increase was primarily attributable to an increase in occupancy expense relating to the addition of a branch location in the second quarter of 2000 and the formation cost of $50,000 for the parent holding company in 2001.

The Corporation recorded $327,000 of income tax expense for the year ended December 31, 2001 compared to no taxes in 2000. In 2000 the utilization of deferred tax benefits generated from losses in prior periods mitigated the current liability.

For the Year Ended December 31, 2000

The result of operations for the year ended December 31, 2000, was net income of $640,000, or $0.63 per diluted share, compared with net income of $720,000, or $0.70 per diluted share, for the year ended December 31, 1999. For the year ended December 31, 2000, interest income was $8.0 million, an increase of $1.7 million, or 27.3%, over the fiscal 1999 amount. This increase was primarily attributable to increased volume in the loan portfolio, along with an overall increase in interest rates. Interest expense was $4.0 million for the year ended December 31, 2000, an increase of $1.1 million, or 37.2%, over the fiscal 1999 amount. This increase was primarily attributable to the increased volume in interest-bearing deposits, along with the rates noted above. Net interest income for the year ended December 31, 2000, was $4.0 million. For the year ended December 31, 2000, the yield on average interest-earning assets was 8.29% while the rate on average interest-bearing liabilities was 4.37%, resulting in a net yield on interest-earning assets of 4.11%. Future improvement in this net yield will depend on various factors, including, the Bank's ability to continue to successfully market higher-yielding loan products and to obtain growth in low-cost deposit accounts.

The provision for loan losses was $181,000 for the year ended December 31, 2000, a decrease of $6,000, or 3.2%, from the fiscal 1999 amount. This allowance was set aside to cover losses inherent in the Bank's loan portfolio. There were no non-performing loans on the Bank's books at December 31, 2000; however, the Bank had one foreclosed property with a carrying value of $532,000 in OREO, resulting in a $60,000 charge-off. The allowance for loan losses was 1.35% of total loans outstanding as of December 31, 2000.

Other income was $262,000 for the year ended December 31, 2000, an increase of $46,000, or 21.3%, over the fiscal 1999 amount. Other income included service fees from deposit accounts, various loan fees, safe deposit box rentals, and various other items. As the Bank continues to add accounts and fee income services, other income is expected to increase and become a more significant part of the Bank's total income.

Other expenses totaled $3.4 million for the year ended December 31, 2000, an increase of $755,000, or 28.4%, over the 1999 amount. This increase was primarily attributable to expense associated with opening of a new office in June 2000. Additionally, onetime expenses of $125,000 were recognized in fourth quarter for costs incurred on a projected secondary offering that did not take place and a payout of a personnel contract.

The Bank recorded no income tax expense for the year ended December 31, 2000, due to the reversal of a valuation allowance on deferred taxes to offset the current liability.

Effects of Inflation and Changing Prices

A commercial bank has an asset and liability structure that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of a bank's assets is monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. Yet, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase during periods of high inflation.

New Accounting Pronouncements

See Note 15 in the Notes to Financial Statements

Balance Sheets

December 31, 2001 and 2000

(Dollars in Thousands, Except Par Value)

ASSETS	2001	2000
Cash and due from banks	$ 4,250	$ 4,180
Federal funds sold	2,415	990
Securities available for sale	30,614	26,062
Federal Home Loan Bank stock	785	251
Loans	93,869	78,009
Less allowance for loan losses	1,263	1,052
Net loans	92,606	76,957
Premises and equipment, net	1,218	1,155
Other assets	4,156	1.727
Total assets	$136,044	$111,322

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Deposits:		
Noninterest-bearing	$ 34,415	$ 23,311
Money market and NOW accounts	16,887	21,116
Savings	2,842	3,794
Time, $100 and over	26,614	16,159
Other time	29,970	35,791
Total deposits	110,728	100,171
Other borrowings	15,000	2,000
Other liabilities	761	433
Total liabilities	126,489	102,604
Stockholders' equity:		
Common stock, no par value, 20,000,000 shares authorized, 1,014,684 *shares issued and outstanding*	8,949	8,075
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Retained earnings	572	741
Accumulated other comprehensive income (loss)	34	(98)
Total stockholders' equity	9,555	8,718
Total liabilities and stockholders' equity	$136,044	$111,322

Statements of Operations and Comprehensive Income for the years ended December 31, 2001, 2000 and 1999

(Dollars in Thousands, Except Per Share Data)

	2001	2000	1999
Interest income:			
Loans	$ 6,715	$ 6,509	$ 5,047
Securities available for sale			
Taxable	1,487	1,216	1,060
Tax-exempt	33	-	-
Federal funds sold	44	301	197
Total interest income	8,279	8,026	6,304
Interest expense:			
Deposits	3,587	3,965	2,938
Other borrowings	589	85	13
Total interest expense	4,176	4,050	2,951
Net interest income	4,103	3,976	3,353
Provision for loan losses	211	181	187
Net interest income after provision for loan losses	3,892	3,795	3,166
Other income:			
Service fees	194	78	70
Gain on sale of securities	123	-	-
Other	284	184	146
Total other income	601	262	216
Other expense:			
Personnel	1,723	1,868	1,431
Occupancy	582	516	414
Data processing	188	181	117
Professional fees	223	102	153
Telephone, postage, and supplies	129	116	87
Advertising and business promotion	171	178	150
Other	443	456	310
Total other expense	3,459	3,417	2,662
Income before income taxes	1,034	640	720
Income taxes	327	-	-
Net income	**707**	**640**	**720**
Other comprehensive income (loss)	132	431	(554)
Comprehensive income	$ 839	$ 1,071	$ 166
Net income per share:			
Basic	$ 0.70	$ 0.63	$ 0.71
Diluted	$ 0.69	$ 0.63	$ 0.70
Weighted average shares outstanding:			
Basic	1,014,684	1,014,684	1,014,927
Diluted	1,018,271	1,014,684	1,021,854

Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999

(Dollars in Thousands)

	Common Stock Shares	Common Stock Amount	Addtional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 1999, as historically presented	922,632	$ 4,613	$ 3,462	$ (619)	$ 25
Formation of bank holding company and conversion to no par common stock	-	3,462	(3,462)	-	-
Balance, January 1, 1999, as restated	922,632	8,075	-	(619)	25
Stock options exercised	57	-	-	-	-
Other comprehensive loss net of tax	-	-	-	-	(554)
Net income	-	-	-	720	-
Balance, December 31, 1999, as restated	922,689	8,075	-	101	(529)
Other comprehensive income net of tax	-	-	-	-	431
Net income	-	-	-	640	-
Balance, December 31, 2000, as restated	922,689	8,075	-	741	(98)
Common stock dividend, no par of 10%	92,268	876	-	(876)	
Purchase and retirement of common stock	(273)	(2)	-	-	-
Other comprehensive income net of tax	-	-	-	-	132
Net income	-	-	-	707	-
Balance, December 31, 2001	1,014,684	$ 8,949	$ -	$ 572	$ 34

Statements of Cash Flows

for the years ended Decmeber 31, 2001, 2000 and 1999

(Dollars in Thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 707	$ 640	$ 720
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	231	226	171
Provision for loan losses	211	181	187
Decrease (increase) in deferred income taxes	39	(209)	(155)
Net amortization (accretion) on securities available for sale	(6)	(9)	10
Gain on sale of securities available for sale	(123)	-	-
Loss on sale of other real estate owned	37	-	-
Increase in other assets	(586)	(104)	(116)
Increase in other liabilities	328	105	35
Net cash provided by operating activities	838	830	852
Cash flows from investing activities:			
Purchases of securities available for sale	(39,441)	(6,756)	(7,983)
Proceeds from maturities and issuer calls of securities available for sale	19,875	-	4,900
Proceeds from sale of securities available for sale	15,361	-	-
Proceeds from sale of other real estate owned	495	-	-
Purchase of Federal Home Loan Bank Stock	(534)	-	(43)
Net increase in loans	(15,860)	(12,232)	(14,727)
Purchase of life insurance policies	(2,500)	-	-
Purchase of premises and equipment	(294)	(202)	(745)
Net cash used in investing activities	(22,898)	(19,190)	(18,598)
Cash flows from financing activities:			
Net increase in deposits	10,557	14,252	11,217
Advances on other borrowings	27,570	2,000	-
Repayments on other borrowings	(14,570)	-	-
Purchase of fractional shares	(2)	-	-
Net cash provided by financing activities	23,555	16,252	11,217
Net increase (decrease) in cash and cash equivalents	1,495	(2,108)	(6,529)
Cash and cash equivalents, beginning of year	5,170	7,278	13,807
Cash and cash equivalents, end of year	$ 6,665	$ 5,170	$ 7,278
Supplemental cash flow information:			
Interest paid	$ 4,199	$ 3,999	$ 2,917
Taxes paid	$ 272	$ 184	$ 127
Supplemental disclosure of noncash investing activities:			
Transfer from loans to other real estate owned	$ -	$ 532	$ -
Net change in unrealized gain (loss) on securities available for sale, net of tax	$ 132	$ 431	$ (554)

1. Organization and Summary of Significant Accounting Policies:

ORGANIZATION - First Commerce Corporation was organized and incorporated under the laws of the State of North Carolina on February 26, 2001 and became the bank holding company for First Commerce Bank on May 24, 2001. As a result of the reorganization, each share of the Bank common stock was automatically converted into one share of the Corporation stock. The transaction was recorded, as defined by FASB Statement No. 141, *Business Combinations*, as an exchange of interest between entities under common control. The Bank presently operates three full service branches in Mecklenburg County in North Carolina. The Bank's primary source of revenue is derived from securities and loans.

BASIS OF PRESENTATION AND CONSOLIDATION – The consolidated financial statements include the accounts of First Commerce Corporation (the "Corporation") and its wholly-owned subsidiary, First Commerce Bank (the "Bank"). All significant inter-company balances and transactions have been eliminated in consolidation.

PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allowance for loan losses is such an estimate. Actual results could differ from those estimates.

SECURITIES - The Bank classifies securities as either held to maturity or available for sale on the date of purchase. In determining such classification, debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and are carried at amortized cost. The Bank had no investments classified as held to maturity during the years ended December 31, 2001, 2000 and 1999. All securities are classified as available for sale and are carried at fair value with unrealized gains and losses included in other comprehensive income. The Bank intends to hold securities available for sale for an indefinite period of time but may sell them prior to maturity.

Gains and losses on sales of securities are determined based on the specific identification method and are included in other income. Premiums and discounts are amortized into interest income using a level yield method.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

LOANS - Loans are reported at the outstanding principal balances net of unamortized deferred loan fees and costs on originated loans. Interest on loans is recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans using the interest method.

NONACCRUAL LOANS - Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally classified as nonaccrual loans unless they are well collateralized and in process of collection. The Bank had no loans classified as nonaccrual during the years ended December 31, 2001, 2000 and 1999. In addition, at and for the years ended December 31, 2001, 2000 and 1999, the Bank had no troubled debt restructurings.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through the provision for loan losses charged against income and is available to absorb losses inherent in the credit extension process. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

The adequacy of the allowance for loan losses is reviewed regularly by management in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, composition of the overall loan portfolio, current economic conditions and other relevant factors.

Loans are considered impaired when it is probable that all amounts due will not be collected in accordance with the contractual terms of the loan. The measurement of impaired loans that are collateral dependent is based on the fair value of the collateral. The measurement of other impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. The Bank had no impaired loans during the years ended December 31, 2001, 2000 and 1999.

The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income, or loss, etc.

PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method based on the estimated useful lives of assets, or the life of the related lease, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon disposition, the asset and related accumulated depreciation are relieved and any resulting gain or loss is charged to income.

FORECLOSED PROPERTIES – Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost or fair value, less estimated costs to sell. Generally the fair values of such properties are evaluated annually and the carrying value, if greater than the estimated fair value less cost to sell, is adjusted with a charge to income.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NET INCOME PER SHARE - Statement of Financial Accounting Standard ("SFAS") No. 128, "Accounting for Earnings Per Share", requires dual presentation of basic and diluted earnings per share on the face of the statements of operations and requires a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations. Basic per-share amounts are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share. The numerators of the basic net income per share computations are the same as the numerators of the diluted net income per share computations for all periods. The denominator (weighted average shares outstanding) has been increased by 3,587, 0 and 6,927 shares, for the years ended December 31, 2001, 2000 and 1999, respectively, to reflect the effect of diluted common share equivalents. Share and earnings per share have been restated to reflect 10% stock dividend in 2001.

CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Cash flows from loans and deposits are reported net.

COMPREHENSIVE INCOME – Comprehensive income includes net income and all other charges to the Bank's equity, with the exception of transactions with stockholders ("other comprehensive income"). The Bank's only component of other comprehensive income relates to unrealized gains and losses on securities available for sale.

	Years Ended December 31,		
	2001	**2000**	**1999**
	(Dollars in Thousands)		
Unrealized gains (losses) on securities available for sale arising during the period, before tax expense	$ 341	$ 368	$ (554)
Less: tax expense (benefit)	133	(63)	-
	208	431	(554)
Less: reclassification adjustment for realized gains included in net income	123	-	-
Less: tax expense on realized gains	47	-	-
	76	-	-
Other comprehensive income (loss)	$ 132	$ 431	$ (554)

2. Securities:

The amortized cost and estimated market values of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(Dollars in Thousands)		
December 31, 2001				
U.S. Government agencies	$ 17,486	$ 234	$ (111)	$ 17,609
State, County and Municipal Obligations	2,160	8	(59)	2,109
Mortgage Backed Securities	8,911	48	(63)	8,896
Trust Preferred Securities	2,000	-	-	2,000
	$ 30,557	$ 290	$ (233)	$ 30,614
December 31, 2000				
U.S. Government agencies	$ 25,717	$ 9	$ (170)	$ 25,556
State, County and Municipal Obligations	506	-	-	506
	$ 26,223	$ 9	$ (170)	$ 26,062

At December 31, 2001, securities with an aggregate market value of $8,056,000 were pledged to secure borrowed funds.

The amortized cost and estimated market values of securities available for sale at December 31, 2001, by contractual maturities are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not included in the maturity categories because they do not have a single maturity date.

	Amortized Cost	Estimated Market Value
	(Dollars in Thousands)	
Due after one year through five years	$ 4,832	$ 4,962
Due after five years through ten years	13,820	13,782
Due after ten years	2,994	2,974
Mortgage-backed securities	8,911	8,896
	$30,557	$30,614

Proceeds from the sale of securities available for sale were $15,361,023 in 2001 and there were no securities sold during the years ended 2000 and 1999. Gross gains of $127,985 and gross losses of $5,257 were realized in 2001.

3. Loans and Allowance for Loan Losses:

Loans are summarized as follows:

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Commercial:	$ 30,666	$ 28,142
Real Estate		
Residential, 1-4 families	14,447	11,762
Residential, multi-family	1,597	1,469
Other	41,581	33,309
Installment	5,578	3,327
	$ 93,869	$ 78,009

Changes in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999, are summarized as follows:

	2001	2000	1999
		(Dollars in Thousands)	
Balance at beginning of period	$ 1,052	$ 945	$ 758
Provision for loan losses	211	181	187
Charge-offs	-	(74)	-
Recoveries	-	-	-
Balance at end of period	$ 1,263	$ 1,052	$ 945

The Bank has granted loans to certain directors and executive officers of the Bank and to their related interests. A summary of activity of related party loans for the year ended December 31, 2001, is as follows:

	2001	2000
	(Dollars in Thousands)	
Balance at beginning of year	$ 3,746	$ 2,134
New loans	1,104	3,167
Principal repayments and renewals	(1,214)	(1,555)
Balance at end of year	$ 3,636	$ 3,746

4. Premises and Equipment:

Premises and equipment are summarized as follows:

	December 31, 2001	2000
	(Dollars in Thousands)	
Land	$ 428	$ 428
Leasehold improvements	383	316
Equipment and fixtures	1,314	1,088
	2,125	1,832
Less accumulated depreciation and amortization	907	677
	$ 1,218	$ 1,155

5. Deposits:

The scheduled maturities of time deposits at December 31, 2001, are as follows:

Year ending	Amount
(Dollars in Thousands)	
2002	$ 51,678
2003	4,691
2004	85
2005	105
2006	25
	$ 56,584

The Bank has brokered certificates of deposit of approximately $5,000,000 at December 31, 2001.

6. Leases:

The Bank has three noncancelable operating leases for branch locations with expirations in 2002, 2005 and 2007. Future minimum lease payments under these leases for years subsequent to December 31, 2001 are as follows:

Year ending	Amount
(Dollars in Thousands)	
2002	$ 260
2003	253
2004	262
2005	271
2006	107
Thereafter	92
	$ 1,245

Total rental expense related to these operating leases was $267,000, $225,000 and $197,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

7. Commitments and Contingencies:

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Those financial instruments include lines of credit and loan commitments and involve elements of credit risk in excess of amounts recognized in the accompanying financial statements.

The Bank's risk of loss with the lines of credit and loan commitments is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, securities, inventory, real estate and time deposits with financial institutions.

Financial instruments whose contract amounts represent potential credit risk included unfunded lines of credit and loan commitments, primarily at variable rates, totaling $16,044,000 and $15,529,000, and standby Letter of Credit aggregating $71,000 and $250,000 at December 31, 2001 and 2000, respectively. Management expects that these commitments can be funded through normal operations.

Two executive officers have employment agreements that expire July 8, 2002. These agreements were entered into on July 8, 1998 for a three-year term, which is extended for one year on anniversary date, unless the Bank or executive gives notice to the other of the termination of such term extension provision. In March 2000, the Bank gave notice to each executive officer that the term would not be extended.

8. Other borrowings:

The Bank has two available lines of credit expiring in 2002 with The Bankers Bank, Atlanta, Georgia, in the aggregate amount of $5,500,000 that bears interest at the prevailing market rate. There are no borrowings outstanding under the lines of credit at December 31, 2001 and 2000.

The Bank has a line of credit with the Federal Home Loan Bank of Atlanta in the amount up to fifteen percent of the Bank's total assets. Terms and conditions vary depending on the program selected by the Bank for credit advances, subject to collateralization of FHLB stock and qualifying 1-4 family residential mortgage loans. The outstanding amount consists of $2.0 million maturing in 2005 and $8.0 million maturing in 2011. At December 31, 2001 and 2000, the interest rates on fixed rate long-term debt ranged from 3.33% to 7.07% and 7.07%, respectively.

In November 2001, the Corporation participated in a pooled trust preferred securities offering in the amount of $5.0 million. These securities bear a variable interest rate based on the six-month LIBOR plus 375 basis points, mature in 2031 and are callable at par in five years. The Corporation capitalized cost related to the debt and is amortizing the cost over five years.

	Balance as of December 31,	Interest Rate as of December 31,	Average Balance	Average Interest Rate	Maximum Outstanding at any Month-End
			(Dollars in Thousands)		
2001					
Federal funds purchased	$ -	—	$ 1,667	5.94%	$ 1,150
Trust preferred security	5,000	6.01%	466	6.01%	5,000
FHLB Advances	10,000	4.94%	8,787	5.26%	13,700
Total	$15,000		$ 10,920		$19,850
2000					
Federal funds purchased	$ -	—	$ 11	6.99%	$ -
FHLB Advances	2,000	7.07%	1,219	7.07%	2,000
Total	$ 2,000		$ 1,230		$ 2,000

9. Employee Benefit Plan:

Effective March 30, 1997, the Bank adopted a Savings Incentive Match Plan for Employees (the "SIMPLE") as described in Section 408(p) of the Internal Revenue Code of 1986, as amended. The SIMPLE is administered by an unaffiliated company. All employees are eligible to participate in the SIMPLE. The Bank has elected to contribute a matching contribution that is equal to 100% of the voluntary employee contribution up to a maximum of 3% of individual compensation for the year. Voluntary employee contributions and the Bank's matching contributions vest immediately. The Bank's matching contributions attributable to the SIMPLE were approximately $39,000, $39,000 and $28,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Effective January 1, 2002, the Bank adopted the First Commerce Bank 401(k) Plan as described under section 401 of the Internal Revenue Code. The 401(k) Plan is administered by an unaffiliated company. All employees are eligible to participate in the 401(k) Plan if they have completed one month of service and attained the age of 21. All participants eligible for the SIMPLE are 100% vested. All new employees will vest at a rate of 25% per year. The Bank has elected to contribute a matching contribution that is equal to 100% of the voluntary employee contribution up to a maximum of 4% of individual compensation for the year.

10. Compensation Plans:

On May 25, 2001, the First Commerce Bank 1997 Incentive Stock Option Plan was continued as the First Commerce Corporation 2001 Incentive Stock Option Plan, which provides for the issuance of options to purchase shares of the Corporation's common stock to officers and full-time employees of the Corporation or the Bank. The options have an original term of ten years with an exercise price equal to the market price of the common stock on the date of grant. The options vest 20% per year after their date of grant.

A summary of the plan for the years ended December 31, 2001, 2000, and 1999 is as follows. Share and price information has been restated to reflect 10% stock dividend in 2001.

	2001		2000		1999	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	73,987	$10.26	51,204	$11.04	33,123	$10.10
Granted	31,550	7.45	24,200	8.57	22,000	12.39
Exercised	-	-	-	-	(63)	9.05
Forfeited	(4,510)	10.10	(1,417)	9.45	(3,856)	10.63
Outstanding at end of year	101,027	9.36	73,987	10.26	51,204	11.04
Exercisable at end of year	41,413		33,886		19,215	
Weighted-average fair value per option of options granted during the year	$ 4.88		$ 3.99		$ 7.51	
Weighed-average life of options Outstanding (in months)	94		98		103	

On May 25, 2001, the First Commerce Bank 1997 Nonqualified Stock Option Plan for Directors was continued as the First Commerce Corporation 2001 Nonqualified Stock Option Plan for Directors, which provides for the issuance of options to purchase shares of the Corporation's common stock to non-employee directors of the Bank. The options have an original term of ten years with an exercise price equal to the market price of the common stock on the date of grant. The options are fully vested on the date of grant. A summary of the plan for the years ended December 31, 2001, 2000, and 1999 is as follows. Share and price information has been restated to reflect 10% stock dividend in 2001.

	2001		2000		1999	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	75,981	$10.23	59,591	$10.68	43,751	$10.06
Granted	24,966	7.45	16,390	8.57	15,840	12.39
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at end of year	100,947	9.54	75,981	10.23	59,591	10.68
Exercisable at end of year	100,947		75,981		59,591	
Weighted-average fair value per option of options granted during the year	$ 4.88		$ 3.99		$ 7.51	
Weighed-average life of options Outstanding (in months)	89		94		100	

Effective May 24, 2001, the Corporation adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Corporation has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted under the option plans discussed above. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Bank's net income and net income per share would have been changed to the pro forma amounts indicated below.

	2001	2000	1999
	(Dollars in Thousands, except Per Share Data)		
Net income:			
As reported	$ 707	$ 640	$ 720
Pro forma	619	555	618
Basic income per share:			
As reported	$ 0.70	$ 0.63	$ 0.71
Pro forma	0.61	0.55	0.61
Diluted income per share:			
As reported	$ 0.69	$ 0.63	$ 0.70
Pro forma	0.61	0.55	0.61

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: no dividend yield; expected volatility of 52.77%, 25.50% and 43.17%; risk-free interest rates of 4.86%, 5.88% and 6.10%; and expected lives of seven years.

11. Income Taxes:

The components of income tax expense for the year ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
		(Dollars in Thousands)	
Current:			
Federal	$ 288	$ 209	$ 155
State	-	-	-
	288	209	155
Deferred:			
Federal	39	(209)	(155)
State	-	-	-
	39	(209)	(155)
Total	$ 327	$ -	$ -

The reason for the differences between statutory federal income tax rate and the effective rates are summarized as follows:

	2001	2000	1999
Statutory federal income tax rates	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from:			
Permanent differences	0.4	0.7	0.7
Municipal income	(1.1)	-	-
Change in valuation	(0.6)	(35.5)	(34.7)
Other	(1.1)	0.8	-
Effective tax rate	31.6%	31.6%	31.6%

The components of deferred tax assets and liabilities are as follows:

	2001	2000	1999
		(Dollars in Thousands)	
Deferred tax assets:			
Allowance for loan losses	$ 457	$ 380	$ 329
Unrealized loss on securities available for sale	-	63	-
Amortization	-	29	79
Total deferred tax assets	457	472	408
Valuation allowance	-	(7)	(241)
Net deferred tax assets	457	465	167
Deferred tax liabilities:			
Depreciation	27	13	8
Deferred loan cost	74	17	-
Other	31	8	4
Unrealized gain on securities AFS	23	-	-
Total deferred tax liabilities	155	38	12
Net deferred tax assets	$ 302	$ 427	$ 155

A valuation allowance was provided in 2000 and 1999 for the amount of the deferred tax assets the Bank did not consider more likely than not to be realized. The decrease in the valuation allowance was $7,000, $234,000 and $138,000 for the years ended December 31, 2001, 2000, and 1999, respectively. At the end of 2001, no valuation allowance was necessary and the bank is expected to realized the full value of all deferred tax assets.

12. Regulatory Restrictions:

The payment of dividends by the Corporation is dependent upon dividend payments by the Bank to the Corporation. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulators to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets ("RWA") (as defined), and of Tier I capital to average assets ("AA") (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the category.

The Corporation's actual capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001						
Total Capital to RWA						
Consolidated	$ 13,958	13.10%	$ 8,526	≥ 8.00%	N/A	N/A
Bank	$ 15,540	14.58%	$ 8,526	≥ 8.00%	$ 10,658	≥10.00%
Tier I Capital to RWA						
Consolidated	$ 12,695	11.91%	$ 4,263	≥ 4.00%	N/A	N/A
Bank	$ 14,277	13.40%	$ 4,263	≥ 4.00%	$ 6,395	≥6.00%
Tier I Capital to AA						
Consolidated	$ 12,695	9.81%	$ 5,174	≥ 4.00%	N/A	N/A
Bank	$ 14,277	11.04%	$ 5,174	≥ 4.00%	$ 6,468	≥5.00%
As of December 31, 2000						
Total Capital to RWA	$ 9,868	11.31%	$ 6,980	≥ 8.00%	$ 8,726	≥10.00%
Tier I Capital to RWA	$ 8,816	10.10%	$ 3,490	≥ 4.00%	$ 5,235	≥ 6.00%
Tier I Capital to AA	$ 8,816	8.62%	$ 4,090	≥ 4.00%	$ 5,112	≥ 5.00%

13. Fair Values of Financial Instruments:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks

The carrying amounts of cash and due from banks approximate their fair value.

Federal funds sold

The carrying amounts of federal funds sold approximate their fair value.

Securities available for sale

Fair value for securities available for sale are based on quoted market prices.

Loans

Fair value for loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued interest receivable

The carrying amounts of accrued interest receivable approximate fair value.

Deposits

The fair value of noninterest bearing, money market and NOW accounts, and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Other borrowings

The fair value for borrowings with maturities greater than one year is estimated based upon discounted future cash flows using a discount rate comparable to the current market rate for such borrowings.

Accrued interest payable

The carrying amounts of accrued interest payable approximate fair value.

The estimated fair values of the Bank's financial instruments were as follows at December 31:

	2001		2000	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
	(Dollars in Thousands)			
Financial assets:				
Cash and due from banks	$ 4,250	$ 4,250	$ 4,180	$ 4,180
Federal funds sold	2,415	2,415	990	990
Securities available for sale	30,614	30,614	26,062	26,062
Loans	92,606	92,683	76,957	76,161
Accrued interest receivable	622	622	663	663
Financial liabilities:				
Deposits	$ 110,728	$ 111,781	$ 100,171	$ 100,492
Other borrowings	15,000	14,618	2,000	2,000
Accrued interest payable	173	173	195	195

The Bank had off-balance sheet financial commitments to fund lines of credit and loan commitments (see Note 7) totaling $16,044,000 and $15,529,000 at December 31, 2001 and 2000, respectively. Since the loan commitments are at interest rates that approximate current market rates, the estimated value of the commitments have no other financial statement impact.

The fair value estimates presented herein are based on pertinent information available to management at December 31, 2001 and 2000, respectively. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

14. First Commerce Corporation (Parent Company):

On May 24, 2001 First Commerce Corporation quoted on the NASDAQ Over the Counter Bulletin Board under the symbol "FCMM", became the Parent of the Bank. The principal assets of the Parent Company are its investment in the Bank, and its principal source of income is dividends from the Bank. Certain regulatory and other requirements restrict the lending of funds by the Bank to the Parent Company and the amount of dividends that can be paid to the Parent Company. In addition, certain regulatory agencies may prohibit the payment of dividends by the Bank if they determine that such payment would constitute an unsafe or unsound practice. At December 31, 2001, the Parent Company's $14.3 million investment in subsidiaries total amount is restricted as to transfer to the Parent Company without obtaining prior regulatory approval.

The Parent Company's balance sheets data as of December 31, 2001 and related statements of income and cash flow data for the period ended December 31, 2001 are as follows:

	2001 (Dollars in Thousands)
Balance Sheet Data:	
Cash	$ 77
Investment in subsidiaries	14,312
Receivable from subsidiaries	-
Other assets	195
	$ 14,584
Borrowed funds	5,000
Payable to subsidiaries	29
Shareholders' equity	9,555
	$ 14,584
Income Statement Data:	
Income from subsidiaries	760
Other operating expense	(81)
Income tax benefit	28
Net Income	$ 707
Cash Flow Statement Data:	
Cash Flows from Operating Activities:	
Net income	$ 707
Increase in payable from subsidiaries	29
Increase in other assets	(195)
Equity in earnings of subsidiaries	(760)
Net cash used in operating activities	(219)
Cash Flows from Investing Activities:	
Investment in subsidiary	(4,704)
Net cash used by investing activities	(4,704)
Cash Flows from Financing Activities:	
Proceeds from issuance of subordinated debt	5,000
Net cash provided by financing activities	5,000
Net increase in cash	77
Cash at beginning of year	-
Cash at end of year	$ 77

15. New Accounting Pronouncements:

In July, 2001, the Financial Standards Board issued two statements- Statement 141, *Business Combinations,* and Statement 142, *Goodwill and Other Intangible Assets*, which will potentially impact the Bank's accounting for its reported goodwill and other intangible assets.

Statement 141:
- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:
- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Bank is required to:
- Re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.
- Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.
- Write-off any remaining negative goodwill.

These statements are not expected to have a significant impact on the Bank. The standards will be required to be implemented by the Bank by January 1, 2002.

16. Selected Quarterly Financial Data (unaudited):

The following tables present summarized quarterly data for the years ended December 31, 2001 and 2000: (Dollars in Thousands)

	Year Ended December 31, 2001 Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
Net interest income	$ 927	$ 937	$ 983	$1,045
Other income	106	141	146	208
Other expense	895	929	942	1,020
Net income	$ 138	$ 149	$ 187	$ 233
Earnings per share [1]	$ 0.15	$ 0.15	$ 0.17	$ 0.23

	Year Ended December 31, 2001 Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
Net interest income	$ 865	$ 957	$ 977	$ 996
Other income	61	64	73	64
Other expense	751	858	875	933
Net income	$ 175	$ 163	$ 175	$ 127
Earnings per share [1]	$ 0.17	$ 0.17	$ 0.16	$ 0.13

[1] Earnings per share data above has been restated to reflect a 10% stock dividend in 2001.

Report of Independent Accountants

To the Board of Directors
First Commerce Corporation
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of First Commerce Corporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of First Commerce Corporation for the year ended December 31, 1999 were audited by other auditors whose report, dated January 14, 2000, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Commerce Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Charlotte, North Carolina
January 11, 2002

Board of Directors

Robert D. Culbertson
President
The Morehead Group
(insurance consulting firm)

G. Dixon Handshaw
President
Handshaw & Associates
(computer based training)

Harriet A. Kaplan
Publisher and President
The Leader
(weekly newspaper)

Earl D. Leake
Vice President
Lance, Inc.
(baked goods manufacturer)

William G. Loeffler
Chairman (Retired)
Loeffler Ketchum Mountjoy
(advertising & public relations firm)

Penny J. Parks
President
Parks & Co.
(computer consulting firm)

James Y. Preston *
Partner
Parker, Poe, Adams, & Bernstein, LLP
(attorneys)

** Chairman*

David M. Sidbury
President
David M. Sidbury, Inc.
(commercial construction company)

Richard C. Siskey
Managing Partner
Wall Street Capitol
(insurance and financial planning firm)

James E. Smith
Owner
Northcross Lanes at the Lake
(recreational complex)

William G. Staton
Chairman
Staton Financial Advisors, LLC
(investment advisory company)

Wesley W. Sturges
President & CEO
First Commerce Bank

Howard E. Virkler
President (Retired)
The Virkler Company
(specialty chemical manufacturer)

STAFF

Cathy J. Bartow
Customer Service Representative - Main

Gina E. Belcher
Loan Officer Assistant

Jennifer Epps
Accountant

Kelly L. Greer
Teller - Main

Stuart L. Hester
Vice President
Commercial Loan Officer

Ann S. Holt
Assistant Vice President
Controller

Elizabeth K. Jameson
Loan Officer Assistant
Assistant Secretary
Supervisor

Edward Jarvis
Vice President
Information Technology

Dianne R. Johnston
Customer Service Representative - Cornelius

Rachel T. Juszkiewicz
Loan Officer Assistant

David E. Keul
Senior Vice President
Chief Financial Officer and Secretary

Ann M. Lambrose
Teller - SouthPark

David L. Lawing
Vice President
Loan Administration

Luisa N. Loayza
Teller - SouthPark

Jennifer L. Love
Office Manager - Main

Angela R. Lovelace
Office Manager - Cornelius

Edward R. Mennona
Assistant Vice President
Commercial Loan Officer

Ethel L. Milliken
Vice President
Assistant Secretary
Loan Operation Manager

Falecia C. Morrow
Loan Administrator

Carol S. Norket
Teller - Cornelius

Brenda R. Peters
Assistant Vice President
Retail Loan Officer

Michael F. Prickett
Vice President
Commercial Loan Officer

Pamela H. Rade
Operations Manager

Christopher L. Sharpe
Vice President
Commercial Loan Officer

Phyllis R. Smith
Loan Officer Assistant

Ranjana Sontakay
Office Manager - SouthPark

Suzette R. Southern
Executive Assistant

Wesley W. Sturges
President and Chief Executive Officer

Aubrey Swanson
Teller - Main

Derek G. Thompson
Senior Vice President
Commercial Banking Manager

Ashley R. Whitener
Customer Service Representative - SouthPark

Stockholder Information

INDEPENDENT ACCOUNTANTS
McGladrey & Pullen, LLP
One Morrocroft Centre
6805 Morrison Boulevard Suite 200
Charlotte, North Carolina 28211

COUNSEL
Brooks, Pierce, McLendon
Humphrey & Leonard, L.L.P.
230 North Elm Street
2000 Renaissance Plaza
Greensboro, North Carolina 27401

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Notice of Annual Meeting
The Annual Meeting of Shareholders of First Commerce Corporation will be held on April 23, 2002, at 5:00 p.m., at Levine Museum of the South, 200 East 7th St., Charlotte, North Carolina 28202.

MARKET FOR THE COMMON STOCK, STOCK PRICES AND DIVIDENDS

The Corporation's common stock is quoted on the NASDAQ Over the Counter Bulletin Board under the symbol "FCMM". As of December 31, 2001, the Corporation had issued and outstanding 1,014,684 shares of common stock which was held by 646 stockholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. In May 2001, a holding company structure was formed and all the authorized and outstanding common stock of First Commerce Bank "FCBD" was converted to common stock of the Corporation. Since its organization in June 1996, trading in the Bank's common stock, and subsequently in the Corporation's common stock, has been very thin.

To date, the Corporation has not paid any cash dividends.

QUARTERLY COMMON STOCK PERFORMANCE

Quarter Ending	Stock Price	
	High	Low
December 31, 2001	$12.00	$ 7.77
September 30, 2001	8.82	7.77
June 30, 2001	9.09	7.05
March 31, 2001	8.41	5.46
December 31, 2000	$8.98	$ 5.45
September 30, 2000	8.64	6.71
June 30, 2000	9.55	7.73
March 31, 2000	9.09	7.50

The above quotations reflect inter-dealer quotes, without retail mark-up, mark-down or commission, and may not represent actual transactions. The above quotations were obtained from a stock quotation reporting service. All share prices have been adjusted for the 10% stock dividend in November, 2001.